SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 18, 2011 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01.   OTHER EVENTS

On April 18, 2011, Radio One, Inc. (the "Company") issued a press release announcing a stock repurchase authorization, setting forth preliminary results for its first quarter ended March 31, 2011 and announcing the anticipated consolidation of TV One. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   EXHIBITS

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated April 18, 2011**:** Radio One, Inc. Announces Stock Repurchase Authorization, Preliminary First Quarter Results and Consolidation of TV One

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

April 20, 2011

Peter D. Thompson
Executive Vice President and Chief Financial Officer

RADIO ONE, INC. ANNOUNCES STOCK REPURCHASE AUTHORIZATION, PRELIMINARY FIRST QUARTER RESULTS AND CONSOLIDATION OF TV ONE

WASHINGTON, April 18, 2011 /PRNewswire via COMTEX/ --Radio One, Inc. (the "Company" or "Radio One") (Nasdaq: ROIAK; ROIA) today announced that its Board of Directors has approved a stock repurchase authorization. The Company has been authorized, but is not obligated, to repurchase up to $15 million worth of its Class A and/or Class D common stock prior to April 13, 2013. Repurchases will be made from time to time in the open market or in privately negotiated transactions in accordance with applicable laws and regulations. The timing and extent of any repurchases will depend upon prevailing market conditions, the trading price of the Company's Class A and/or Class D common stock and other factors, and subject to restrictions under applicable law. Radio One expects to implement this stock repurchase program in a manner consistent with market conditions and the interests of the stockholders, including maximizing stockholder value. Based on the closing stock price of Radio One's Class D common stock on Friday, April 15, 2011, the newly authorized repurchase would represent approximately 12.1% of the Company's outstanding shares.

Radio One also announced preliminary results for the quarter ended March 31, 2011. The Company anticipates net revenue of approximately $65.4 million, an increase of $6.4 million from the same period in 2010, an increase of 10.9%. Station operating income[1] is anticipated to be approximately $17.2 million to $18.2 million for the three months ended March 31, 2011. The Company further anticipates Adjusted EBITDA [2] of approximately $9.2 million to $10.2 million. The Company anticipates a net loss of $0.37 to $0.39 per share for the quarter ended March 31, 2011.

Further, Radio One made two announcements with respect to its ownership in TV One. First, it announced that in connection with its recent increased ownership in TV One, it expects to begin to account for TV One on a consolidated basis once certain approvals from other members of TV One have been received. Radio One expects to receive these approvals by no later than April 30, 2011. Finally, Radio One expects that TV One will redeem the ownership interests held by DIRECTV on or about April 30, 2011. One effect of the redemption will be to increase the ownership interests of the remaining members, increasing Radio One's ownership to approximately 50.8 percent.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 10-Q/A and other filings with the SEC.

About Radio One, Inc.

Radio One, Inc. (http://www.radio-one.com/) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning 53 broadcast stations located in 16 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the Russ Parr Morning Show (http://www.therussparrmorningshow.com/) the Yolanda Adams Morning Show (www.syndication1.com/yolanda.htm), the Rickey Smiley Morning Show (www.syndication1.com/rickey.htm), CoCo Brother Live (www.syndication1.com/coco.htm), CoCo Brother's "Spirit" (www.syndication1.com/coco.htm) program, Bishop T.D. Jakes' "Empowering Moments" (www.syndication1.com/td.htm), the Reverend Al Sharpton Show (www.syndication1.com/al.htm), and the Warren Ballentine Show (www.syndication1.com/warren.htm). The Company also owns a controlling interest in Reach Media, Inc. (http://www.blackamericaweb.com/), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (http://www.interactiveone.com/), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including NewsOne, TheUrbanDaily, HelloBeautiful, Community Connect Inc. an online social networking company, which operates a number of branded sites, including BlackPlanet, MiGente, and AsianAvenue, and an interest in TV One, LLC (http://www.tvoneonline.com/), a cable/satellite network programming primarily to African-Americans

(1)   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in (income) loss of affiliated company, income taxes, noncontrolling interest in income of subsidiaries, interest expense, impairment of long-lived assets, other expense, gain on retirement of debt, (income) loss from discontinued operations, net of tax, and interest income. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our physical plant, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net loss to station operating income has been provided in this release.

(2)   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, equity in (income) loss of affiliated company, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, other expense, (income) loss from discontinued operations, net of tax, less (2) interest income and gain on retirement of debt. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our physical plant, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net loss to EBITDA and Adjusted EBITDA has been provided in this release.

Source: Radio One, Inc.